Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of The Williams Companies, Inc. for the registration of debt securities, preferred stock, common stock, purchase contracts, warrants and units and to the incorporation by reference therein of our reports dated February 24, 2021, with respect to the consolidated financial statements and schedule of The Williams Companies, Inc., and the effectiveness of internal control over financial reporting of The Williams Companies, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tulsa, Oklahoma

February 24, 2021